Exhibit 99.5

KPMG LLP
Chartered Accountants	Telephone (416) 777-8500
Commerce Court West	Telefax (416) 777-8818
PO Box 31 Stn Commerce Court	www.kpmg.ca
Suite 3300
Toronto ON M5L 1B2

ACCOUNTANTS’ CONSENT

The Board of Directors
CryptoLogic Inc.

We consent to the use of our report dated February 13, 2004, included in this annual report on Form 40-F.

Chartered Accountants
Toronto, Canada
May 14, 2004